

January 9, 2015

<u>Via E-mail</u>
Rhonda M. Taylor, Esq.
Senior Vice President and General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

> **Re:** **Family Dollar Stores, Inc.**
> **Amendment No. 8 to Schedule TO-T**
> **Filed December 23, 2014 by D3 Merger Sub, Inc. and Dollar General**
> **Corporation**
> **File No. 005-14318**
>
> **Definitive Additional Material on Schedule 14A**
> **Filed December 23, 2014 by Dollar General Corporation and D3 Merger**
> **Sub, Inc.**
> **File No. 1-06807**

Dear Ms. Taylor:

We have reviewed the above filings and related disclosure and have the following comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

<u>General</u>

1.   We note the following statements by Dollar General:

- "Dollar General believes *the 700 store divestiture commitment in its prior proposal provided more than sufficient cushion to clear any FTC review*. Nonetheless…Dollar General's revised proposal states that it *would be willing to agree to divest up to 1,500 stores, if ordered to do so*." (Form 8-K, filed September 2, 2014, emphasis added)
- "Dollar General agreed in its original proposal to divest up to 700 stores if necessary in order to obtain antitrust approval, a commitment that we believe provided more than sufficient cushion to clear any Federal Trade Commission review of a combination of our two companies. Given our advisors' experience and extensive analysis, *we believe that this number is more than adequate to clear any FTC review*…." (Definitive Proxy Statement on Schedule 14A at page 2, filed October 31, 2014, emphasis added)
- "Dollar General is actively engaged in discussions with the Federal Trade Commission ("FTC") regarding the extent of potential divestitures that would be

required in connection with an acquisition of Family Dollar *and has been making good progress*. As stated in Dollar General's press release of December 4, 2014, Dollar General will continue to work with the FTC and expects to provide *an update in sufficient time to allow Family Dollar shareholders to review such information* prior to the Family Dollar shareholders' meeting now scheduled for December 23, 2014." (Definitive Additional Material on Schedule 14A, filed December 5, 2014, emphasis added)

- "Dollar General Corporation (NYSE: DG) today stated that it *remains actively engaged in discussions with the Federal Trade Commission regarding the extent of potential divestitures that would be required* in connection with an acquisition of Family Dollar Stores, Inc. (NYSE:FDO). Dollar General does not expect to provide any further update prior to the Family Dollar shareholders meeting currently scheduled for December 23, 2014." (Definitive Additional Material on Schedule 14A, filed December 19, 2014, emphasis added)

Please advise in your response letter, with a view towards disclosure, whether Dollar General has received any feedback from the Federal Trade Commission that (a) contradicts Dollar General's stated position that the number of stores that the FTC will require Dollar General to divest will fall below 1,500 or (b) indicates that the FTC review of the Dollar General tender offer will be completed before the Offer's currently scheduled expiration date of January 30, 2015.

2. If Dollar General has received such feedback from the FTC, please advise in your response letter why, given Dollar General's statements noted above, Dollar General believes that the disclosure of such additional information (1) is not material to a Family Dollar stockholder's voting decision with respect to the Dollar Tree Merger Agreement or such stockholder's investment decision with respect to the Offer, or (2) is not otherwise necessary in order to make the prior statements made by Dollar General not misleading. If Dollar General does believe such information is material, please advise us when Dollar General intends to disclose such information to stockholders given that the special meeting is scheduled for January 22, 2015.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions